Via Facsimile and U.S. Mail
Mail Stop 6010

February 13, 2009

Arthur E. Chandler
SVP and Chief Financial Officer
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

Re: **Harleysville Group Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Definitive Proxy Statement filed March 25, 2008
      File No. 0-14697

Dear Mr. Chandler:

We have reviewed your December 23, 2008 response to our November 24, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2007

Note 1 –Description of Business and Summary of Significant Accounting Policies
Policy Acquisition Costs, page 53

1. We acknowledge your response to prior comment 3. Capitalized acquisition costs shall be charged to expense using methods that include the same assumptions used in estimating the liability [FAS60, paragraph 31]. Based on your disclosures under Note 6 - Liability for Unpaid Losses and Loss Settlement Expenses on pages 62 and 63 the liability for unpaid losses and loss settlement expenses are evaluated by line of business. Thus we would expect the deferred policy acquisition costs to be evaluated in the same manner as opposed to a "total all lines basis". We also note that you have three reportable segments, two of which are commercial and personal lines of insurance, which indicates that management regularly reviews and evaluates business activities according to these lines of business. Please clarify why it is appropriate to evaluate the recoverability of

deferred policy acquisition costs on a "total all lines basis" rather than by line of business. Please also cite for us authoritative accounting literature that supports your accounting policy.

Proxy Statement filed 3/25/08

Executive Compensation
Compensation Discussion and Analysis
Compensation Program for 2007, page 27

2. We note your response to comment 6 and, in particular, the Company's assessment that disclosure of individual performance measures would not be material to an understanding of the compensation determinations made and the compensation paid to the Company's NEOs. As you have stated, this conclusion was based primarily on the fact that the Compensation Committee and CEO were focused on overall performance of position responsibilities and on individual objectives, rather than discrete performance of individual objectives. However, this conclusion is not consistent with the disclosure requirements of Section 402(b) of Regulation S-K. To the extent that the fulfillment of individual objectives was material to the CEO's and Compensation Committee's determinations of the NEOs pay in 2007, you must disclose the nature of these individual goals and discuss the CEO's and Compensation Committee's assessments of how satisfactorily these goals were met. In your response, please include draft disclosure for the 10-K that addresses this issue.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comment one. You may contact Daniel Greenspan, Special Counsel, at (202) 551-3623 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant